                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

                                                               FORM 5

                                         ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(f) of the Investment Company Act of 1940

[ ]  Check box if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue.  See Instruction 1(b).

[ ]  Form 3 Holdings Reported

[ ]  Form 4 Transactions Reported.

1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person
                                                                                                 to Issuer (Check all applicable)
  Marsh           Brenda                       barnesandnoble.com inc.     Symbol = bnbn
__________________________________________  _____________________________________________         Director          10% Owner
                                                                                              ---               ---
  (Last)          (First)         (Middle)  3. IRS or Social        4. Statement for           X  Officer (give     Other (Specify
                                               Security Number of      Month/Year             --- title below)  --- below)
c/o barnesandnoble.com inc.                    Reporting Person
76 Ninth Avenue, 11th Floor                    (Voluntary)             December 2000           Vice President, Merchandising
__________________________________________                          ______________________________________________________________
                 (Street)
                                                                    5. If Amendment, Date of  7. Individual or Joint/Group Filing
New York            NY            10011                                Original (Month/Year)     (Check applicable line)
__________________________________________                                                    _X_ Form Filed by one Reporting Person
  (City)          (State)          (Zip)                                                          Form Filed by more than one
                                                                                              ---   Reporting Person

                          Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                       5. Amount of
                                                                                          Securi-
                                                                                          ties
                                                                                          Bene-
                                                                                          ficially
                                                         4.  Securities Acquired (A)      Owned at     6. Ownership
                                2. Trans-   3. Trans-        or Disposed of (D)           End of          Form:
                                   action      action        (Instr. 3, 4 and 5)          Issuer's        Direct       7. Nature of
                                   Date        Code      ---------------------------      Fiscal          (D) or          Indirect
                                   Month/   (Instr. 8)               (A)                  Year            Indirect        Beneficial
1.  Title of Security              Day/                    Amount     or      Price        (Instr.        (I)             Ownership
    (Instr.3)                      Year)                             (D)                  3 and 4)        (Instr. 4)     (Instr. 4)
-----------------------------   ---------   ----------   --------    ---    --------   ------------    -------------   -------------

* If the form is filed by more than one Reporting Person, see Instruction
  4(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly of indirectly.

                                                  (Print or Type Responses)
                                                                     (Over)

                            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-                    ative Securities           and Expiration Date
                                          Exercise      action                    Acquired (A) or            (Month/Day/Year)
                                          Price of      Date     4. Trans-        Disposed of (D)         -----------------------
                                          Deriv-        (Month/     action        (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/        Code       -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)       (Instr. 8)        A          D         able         Date
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------

Stock Option (Right to Buy)(1)           $8.00        2/29/00         A           21,500                     (2)         8/4/09

                                                                          9. Number of    10. Ownership
                                                                             Derivative       Form of
                        7. Title and Amount of Underlying                    Securities       Derivative
                           Securities (Instr. 3 and 4)                       Beneficially     Security:    11. Nature of
                        ---------------------------------  8. Price of       Owned            Direct (D)       Indirect
                                                Amount or     Derivative     at End               or           Beneficial
1. Title of Derivative          Title           Number of     Security       of Year          Indirect (I)     Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------

Stock Option              Class A Common         21,500                    194,000(3)           D
 (Right to Buy)(1)         Stock

(1)      This stock option was granted on August 5, 1999 with an exercise price of $15.75 per share.  The exercise price was reduced to $8.00 per share on February 29, 2000.

(2)      One-fourth of these options became exercisable on August 5, 2000.  One-fourth of these options become exercisable on August 5 of each of the years 2001 through 2003.

(3)      Represents the total number of stock options (right to buy) beneficially owned by the
         Reporting Person with respect to the Issuer's Class A Common Stock.

                                                                                 /s/ Brenda Marsh                 February 12, 2001
**Intentional misstatements or omissions of facts constitute                    -------------------------------   -----------------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                          **Signature of Reporting Person        Date
  15 U.S.C. 78ff(a).                                                               Brenda Marsh

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.
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